Exhibit 99.3

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Disclaimer THE DISCLOSURES IN THIS PRESENTATION SUPERSEDE AND REPLACE THE INFORMATION PROVIDED IN ANY PRIOR PRESENTATION REGARDING THE SAME, INCLUDING FOR CERTAINTY, SUPERSEDING AND REPLACING ANY CONFLICTING DISCLOSURES CONTAINED IN SUCH PRIOR PRESENTATION. This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Bespoke Capital Acquisition Corp. (“BCAC”) and Vintage Wine Estates, Inc. (“VWE”) and related transactions (collectively, the “Potential Transactions”). This presentation is provided to you on the understanding that it will be used solely in connection with your consideration of the Potential Transactions. By accepting delivery of this presentation you acknowledge that you are aware that BCAC is a publicly-traded company and that the confidential information contained herein may constitute material non-public information. You agree to comply with applicable U.S. and Canadian securities laws or other applicable securities laws governing the disclosure and use of material non-public information of publicly-traded companies, including those rules which impose restrictions on trading securities when in possession of such information and on communicating such information to any other person. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no event will BCAC, VWE or any of their respective stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained through research, surveys and studies conducted by industry publications and other third parties. Neither BCAC nor VWE has independently verified the data obtained from these sources and they cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of BCAC, VWE or the Potential Transactions. Recipients of this presentation should make their own evaluation of BCAC and VWE and of the relevance and adequacy of the information contained herein and should make such other investigations as they deem necessary. Forward-Looking Statements Some of the statements contained in this presentation are forward-looking statements within the meaning of U.S. securities law and forward-looking information within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “model,” “outlook,” “plan,” “pro forma,” “project,” “seek,” “should,” “will,” “would” or other similar expressions that indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, business plans and strategies, expansion and acquisition opportunities, growth prospects and consumer and industry trends. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of BCAC’s and VWE’s management and are not guarantees of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from those contained in or implied by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of BCAC and VWE. Factors that could cause actual results to differ materially from the results expressed or implied by such forward-looking statements include, among others: the effect of economic conditions on the industries and markets in which VWE operates, including financial market conditions, fluctuations in prices, interest rates and market demand; the ability of the parties to successfully or timely consummate the Potential Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Transactions or that the approval of the shareholders of BCAC or VWE is not obtained; failure to realize the anticipated benefits of the Potential Transactions; risks relating to the uncertainty of the projected financial information; the effects of competition on VWE’s future business; risks related to the organic and inorganic growth of VWE’s business and the timing of expected business milestones; the amount of redemptions, if any, made by BCAC’s shareholders in connection with the Potential Transactions; the potential adverse effects of the ongoing COVID-19 pandemic on VWE’s business and the U.S. economy; declines or unanticipated changes in consumer demand for VWE’s products; the impact of environmental catastrophe, natural disasters, disease, pests, weather conditions and inadequate water supply on VWE’s business; VWE’s significant reliance on its distribution channels; potential reputational harm to VWE’s brands from internal and external sources; possible decreases in VWE’s wine quality ratings; possible departures from VWE’s or the combined company’s senior management team; integration risks associated with acquisitions; changes in applicable laws and regulations and the significant expense to VWE of operating in a highly regulated industry; VWE’s and the combined company’s ability to make payments on its indebtedness; and those factors discussed in documents of BCAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”) or Canadian securities regulatory authorities. There may be additional risks that neither BCAC nor VWE presently know or that BCAC or VWE currently believe are immaterial that could also cause actual results to differ from those expressed in or implied by these forward-looking statements. In addition, forward-looking statements reflect BCAC’s and VWE’s expectations, plans or forecasts of future events and views as of the date of this presentation. Neither BCAC nor VWE undertakes any obligation to update or revise any forward-looking statements contained herein, except as may be required by law. Accordingly, undue reliance should not be placed upon these forward-looking statements. Use of Projections The projections, estimates and targets in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond VWE’s and BCAC’s control. VWE’s and BCAC’s independent auditors did not audit, review, compile or perform any procedures with respect to such projections, estimates or targets for the purpose of their inclusion in this presentation, and accordingly, such auditors neither expressed an opinion nor provided any other form of assurance with respect thereto for the purpose of this presentation. While all projections, estimates and targets are necessarily speculative, VWE believes that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying projected, expected or target results are inherently uncertain and are subject to a wide variety of risks and uncertainties, including but not limited to those mentioned in the immediately preceding paragraph, that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that VWE, BCAC or their respective representatives considered or consider such financial projections, estimates and targets to be a reliable prediction of future events. See “Forward-Looking Statements” above.

Disclaimer (Cont’d) Financial Information; Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in, any prospectus or registration statement to be filed by BCAC with the SEC or Canadian securities regulatory authorities, and such differences may be material. In particular, all VWE and combined company projected financial information included herein is preliminary and subject to risks and uncertainties. Any variation between VWE’s or the combined company’s actual results and the projected financial information included herein may be material. Some of the financial information and data contained in this presentation, such as EBITDA, Adjusted EBITDA, EBITDA margin, Adjusted EBITDA margin, EBITDA growth, EBITDA multiple, PEG, ROIC and Adjusted ROIC, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). BCAC and VWE believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating historical or projected operating results and trends in and in comparing VWE’s financial measures with other similar companies, many of which may present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they reflect the exercise of judgments by management about which expense and revenue items are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents historical non-GAAP financial measures in connection with GAAP results. You should review VWE’s audited financial statements, which will be included in the Consent Solicitation Statement/Prospectus and the Canadian Prospectus (each as defined below). However, not all of the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Important Information About the Potential Transactions and Where to Find It In connection with the Potential Transactions, BCAC intends to file: (1) with the SEC a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”), which will include a consent solicitation statement of VWE and a prospectus of BCAC and will be distributed to BCAC shareholders and VWE shareholders; (2) with Canadian securities regulatory authorities a non-offering prospectus (the “Canadian Prospectus”) under Canadian securities laws; and (3) if required, with Canadian securities regulatory authorities a proxy circular (the “Proxy Circular”) under Canadian securities laws, which will be distributed to BCAC shareholders. INVESTORS AND OTHER SECURITY HOLDERS ARE URGED TO READ THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, THE CANADIAN PROSPECTUS AND THE PROXY CIRCULAR, ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY BCAC WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCAC, VWE AND THE POTENTIAL TRANSACTIONS. Investors and security holders may obtain free copies of these documents (when available) and other documents, with respect to those filed with the SEC, at www.sec.gov, and with respect to those filed with the Canadian securities regulatory authorities, at www.sedar.com, or by directing a request to BCAC at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC V7X1L3. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CANADIAN SECURITIES REGULATORY AUTHORITIES OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING THEREOF OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation BCAC and VWE and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies or consents with respect to the Potential Transactions. Information about the directors and executive officers of BCAC is set forth in its final long-form prospectus dated August 8, 2019, filed with each of the SEC and Canadian securities regulatory authorities. Additional information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Consent Solicitation Statement/Prospectus, the Canadian Prospectus, the Proxy Circular and other relevant materials to be filed with the SEC and Canadian securities regulatory authorities regarding the Potential Transactions. Security holders, potential investors and other interested persons should read these materials carefully and in their entirety when they become available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 or an exemption therefrom. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of BCAC, VWE and other companies, which are property of their respective owners.

The Team Pat Roney Founder & CEO 20+ years at VWE 30+ years of industry experience Terry Wheatley President 6 years at VWE 30+ years of industry experience Kathy DeVillers CFO 2 years at VWE 20+ years of industry experience Paul Walsh Chairman Ex-CEO at Diageo (13+ years) 30+ years FMCG sector experience Rob Berner Managing Partner 30+ years private equity experience Significant experience in FMCG sector Mark Harms Managing Partner 30+ years merchant banking experience Significant experience in FMCG sector Previous Experiences

Today’s Agenda Introduction & Investment Thesis Business Overview III Value Creation Strategy IVFinancial Overview

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Why BCAC is Excited about Vintage Wine Estates VWE operates in a large, growing market and focuses on the industry’s highest growth categories 427mm Wine cases consumed annually in the U.S.(1) c.6% Market value CAGR 2020-23E in >$10 wines segment(1) Proven and successful business model with diversified capabilities across channels Highly attractive financial profile with strong historical growth Industry consolidator with demonstrated track record and extensive, actionable acquisition pipeline Well-invested business, significant asset base and strong balance sheet Experienced management team with best-in-class oversight from BCAC 30% Direct-to-Consumer Sales Contribution(2) 21% Net Revenue CAGR since 2010(3) 20+ Successfully integrated acquisitions since 2010 c.$400mm Inventory and Fixed Assets 60+ years CEO & President combined industry experience 24% B2B Net Revenue CAGR since 2012(3) 24% Adj. EBITDA CAGR since 2010(3) $250mm+ Cumulative M&A transaction value (0.0x) PF Net Debt to PF Adj. EBITDA FY 2021E(4) 30+ years Chairman (Paul Walsh) industry experience Note: All financials represent fiscal year metrics. Sourced from BW166 LLC data. (2) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (3) For the period ended June 30, 2020. (4) Pro forma for the full year financial contribution of Kunde and including $57mm of estimated future proceeds from planned asset sales.

Transaction Overview Transaction Description Enterprise value of $691mm (12.8x FY 2022E EBITDA of $54mm(1)), representing an attractive valuation relative to comparable companies Existing VWE shareholders to be paid $32mm; MIP cash out of $8mm; Wasatch Capital acquired $28mm block from a VWE selling shareholder Core VWE shareholders to be issued 27.1mm rollover shares, valued at $271mm All insiders are retaining an equity stake post-transaction, including Pat Roney, Founder and Controlling Shareholder, who is fully rolling his equity. The core shareholders of VWE and BCAC have each agreed to 18 month lock-ups Rollover equity shareholders to receive two tranches of 2.86mm deferred shares vesting at $15 and $20 per share $237mm of BCAC cash in trust utilized to repay existing VWE debt at close, resulting in pro forma Total Debt / FY 2021E PF(4) EBITDA of 2.7x and Net Debt / FY 2021E PF(4) EBITDA of (0.0x) Strong post-merger Board comprised of experienced wine industry and finance / M&A professionals, with a focus on ESG and diversity No minimum cash condition; transaction expected to close Q4 FY 2021 (April / May) BCAC is dual listed on the Nasdaq Global Market and Toronto Stock Exchange. Upon closing, the combined company’s common stock will remain listed on the Nasdaq Global Market under new ticker symbol “VWE” and on the Toronto Stock Exchange under the symbol “VWE.U” ($ in mm) Illustrative Share Price $10.00 Pro Forma Shares Outstanding (mm) 69.1 ($ in mm) Equity Value$691 Sources of Funds BCAC Cash in Trust Account$364 Selling Shareholders Equity Rollover 271 BCAC Sponsor Less: Cash(3) (123) Total Sources of Funds$635 8.7% Plus: Debt123 Plus: NCI1 Enterprise Value$691 Valuation MultiplesMetric Multiple (1) Uses of Funds Selling Shareholders Equity Rollover$271 Paydown Existing Debt Balance 237 Cash to Balance Sheet 62 Public VWE Shareholders 39.2% FV / CY2021E EBITDA$5014.0x Cash Consideration to Selling Shareholders(5) 40 Shareholders FV / FY2022E EBITDA (1) 5412.8 Illustrative Transaction Fees and Expenses 25 52.1% Target acquisitions would contribute incremental FY 2022E EBITDA of $9mm resulting in a multiple of 11.8x(4) Total Uses of Funds$635 Note: Fiscal Year ended June 30. Assumes no redemptions from BCAC trust account. The cash, debt and NCI balance shown represents the forecast net debt position of the combined company at closing of the transaction (assuming no redemptions). As a result, the figures shown here differ from the pro forma financials as at December 31, 2020 shown in the S-4 and Prospectus. Prior to closing of the transaction, the company is estimated to have $371mm of debt. (1) EBITDA includes estimated annual public company costs of $3mm starting FY 2022. Pro forma for the full FY 2021E financial contribution of Kunde, expected to close Q3 FY 2021. (2) Pro forma capital structure as of March 31, 2021. (3) Consists of $4mm of existing company cash, $62mm of cash to balance sheet and $57mm of future proceeds from planned asset sales. (4) Assumes estimated consideration for acquisitions of $55mm. Includes $32mm of cash consideration to certain non-management shareholders and $8mm to cash out existing MIP.

BCAC Value Add Key Highlights 12 Deep Global Industry Knowledge and Relationships 34 Extensive M&A Expertise Syndicated Financing, Paul Walsh – Executive Chairman of BCAC Previously served as the CEO of Diageo for 13 years Over 40 years of experience across a variety of industries including CPG, restaurants, and freight and logistics Paul is currently on several high profile boards, including McLaren, FedEx and McDonalds Relationships with Potential M&A Targets Debt and Capital Market Experience Paul is recognized as one of the leading CPG executives of the last 15 years Diageo Shareholder Value Creation Under 56Paul Walsh’s Leadership Strong Independent Board Optimal Corporate Governance $108bn Through combined management expertise and capabilities, VWE is immediately vaulted into the upper tier of U.S. vintners, with opportunities to expand its footprint and product mix Source: Bloomberg. Calculated as market capitalization plus share buybacks and dividends during tenure. Market Cap: $29bn Sept 1, 2000May 7, 2013

Business Overview

Proven and Successful Track-Record 20002007200920102011201220132014201520162017201820192021 Pat Roney acquired Girard Winery Marco DiGiulio becomes winemaker Launched Private Label Program Formed Vintage Wine Estates Signed agreement with Deutsch Family Wine & Spirits Acquired Cosentino Winery Acquired Cartlidge & Browne (1) – Pat Roney & Leslie Rudd acquired Windsor Vineyards – Common shareholders to VWE acquired minority stake in Kunde & VWE acquired management contract 6mm case capacity Note: Fiscal Year ended June 30. Kunde acquisition is expected to close in Q3 FY 2021.

The Leading U.S. Wine Growth Platform—VWE by the Numbers Attractive Portfolio of 50+ Owned Brands Across All Premium Price Points Products Available at 43,000+ Locations(1) 850K+ Active Email List Subscribers 20+ Private Label Accounts 20+ Successfully Integrated Acquisitions 2,800 Vineyard Acres(2) Owned Production Capacity of 15M Cases per Annum Five Product Extensions Outside of Wine 21% Net Revenue CAGR Since FY 2010(3) 24% Adj. EBITDA CAGR Since FY 2010(3) (1) Includes 25,000+ off-premise locations and 18,000+ on-premise locations.(2) Includes 946 owned acres and 1,854 acres under contracts and long term leases. (3) For period ended June 30, 2020.

Vintage Wine Estates – Where We Win We generate balanced, consistent growth from our three primary sales channels Direct-to-Consumer (Clubs, E-commerce, Tasting Rooms, QVC, TeleSales) 30% Of Net Revenue 29% Of Net Revenue B2B (Private Label and Custom Crush / Production Services) Wholesale (Off-and On-Premise) 41% Of Net Revenue Note: Revenue breakdown represents FY 2020 ended June 30. Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm.

Strategically Built Asset Base and Product Portfolio We Have Range $10 $150 Diversified in Lifestyle Wines Diversified in Luxury ESTATE WINERIES & LUXURY WINES

VWE is Primarily Focused on the Key Growth Segment of the Wine Market, the $10 - $20 Premium Price Point U.S. Domestic Table Wines Consumption by Price Point 2017A-23E(1) (Value in US$ bn) $ 36.1 VWE Case Volume by Retail Price Point(2) <$10 1% $ 29.2 7.0 $ 32.3 8.1 9.6 $20+ 20% 11.013.015.6 11.211.311.0 2017 2020 2023 CAGR $10 - $19.99 79% Fine Wine ($20+ RSP) Non-Premium (<$10 RSP) 2017A-20E 4.8% 5.7% Premium ($10-19.99 RSP) 2020E-23E 5.8% 6.2% (0.8%) 99% VWE Case Volume in the >$10 retail price point Source: BW166 LLC. Off-premise price per bottle. Market value excludes imported table wines and sparkling wines. Excludes B2B Segment.

Best-in-Class Vineyards and Brand Portfolio VWE VineyardsIndustry Leading Portfolio 2018 SILVER LABEL CHARDONNAY 95 D O U BL E Sunset Magazine International Wine Comp. 2020 MALBEC GOLD/RESERVE CLASS CHAMPION Houston Uncorked BARREL-AGED CABERNET SAUVIGNON 96 D O U BL E B E S T O F C L A S S Sunset Magazine International Wine Comp. 2020 2018 SAUVIGNON BLANC 90 90 Wine Enthusiast 2018 CABERNET SAUVIGNON 93 GOLD Sunset Magazine International Wine Comp. 2020 GOLD GOLD Wine Spectator EVERYDAY RED 91 BEST OF CLASS Sunset Magazine International Wine Comp. 2020 Owned: 946 acres Napa: 94 acres CHARDONNAY GOLD SF Chronicle International Wine Competition RED WINE GOLD SF Chronicle International Wine Competition CABERNET SAUVIGNON 92 GOLD San Diego International Wine & Spirits 2020 GOLD Houston Uncorked THE ZIN GOLD SF Chronicle International Wine Competition THE DARK GOLD SF Chronicle International Wine Competition Sonoma: 96 acres Mendocino: 6 acres Arroyo Grande: 750 acres Contracts & Long Term Leases: 1,854 acres Total: 2,800 acres Extensive Portfolio of 90+ Rated Wines

Direct-to-Consumer Direct-to-Consumer segment represented 30%(1) of net revenue during the past fiscal year Wine Clubs 19 Different Wine Clubs >36k Wine Club Members as of 6/30/20 Direct-to-Consumer Net Revenue +9.4% CAGR $62 Cameron Hughes $50 $56 QVC Tasting Rooms Windsor Vineyards (2) CY 2018AFY 2020AFY 2021E (3) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm.(2) Reflects adjustment from FY ending December 31 to FY ending June 30. (3) Includes Kunde starting in Q4 FY 2021E.

B2B Channel Provides Consistent Growth Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Reflects adjustment from FY ending December 31 to FY ending June 30.

Growth Opportunity Through Powerful Scale and Distribution Numerous longstanding national chain account customers Significant Whitespace Opportunity Other Key National Retailers

Innovation and B2B Opportunities Exclusive retailer partnerships Deep wholesaler relationships Nimble, scalable production model Rapid time-to-market Track record of successful innovation DISCOVER THE BEST.LOW ALC and LOW CALORIES

Category Adjacency Opportunities Hard Seltzer category continues to grow Overall California-only Cannabis Infused Beverages growing at 87%(1) Hard Cider provides alternative distribution model for innovation and is outpacing beer growth x self Access to market insights; access to distribution ‘teller high’ Less than 90 Calories per can! Hard Seltzer (1) Source: Headset. Hard Cider Just for YOU. Hard Cider 10mg THC : 5mg CBD Per 12oz Serving Cannabis Infused Beverage (When Federally Legal)

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ESG Approach - Committed to Sustainability, Inclusion and Corporate Governance Strong Company CulturePartnerships Environmental Sustainability Stewardship guides our practices in the vineyard and in the cellar Social Sustainability Advocating inclusion, diversity and social commitment Corporate Governance Providing the structure for success Strong Managers Diverse, deep bench of young future leaders

Wine Industry is Poised for Continued Growth Since 1970, wine consumption in the U.S. has doubled yet per capita consumption remains less than 1/3 that of France and Italy 50 Years of Consistent Growth(1)Substantial Headroom in the U.S.(2) (Total U.S. Wine Consumption)(Per Capita Wine Consumption) 2.2x 427 >1 Billion Cases of Headroom, 251% from current 1.7x 194 53.4 45.8 113 24.7 15.2 197019952020 FranceItalyU.K.U.S. 9-liter equivalent cases. BW166 LLC data as of December 2020. Per capita consumption in liters as of 2018 per BW166 LLC.

Premiumization Accelerating During COVID Period VWE’s portfolio is focused on premium and luxury wines – the fastest growing price points in the industry U.S. Dollar Value and Volume Growth by Price Tier (1) Dollar Value $9.3bn Dollar Value $7.2bn 26.5% 19.6% 20.8% 19.6% 12.8% 7.5% (1.3%)2.9% Box(<$3.99)($4.00 - $7.99)($8.00-10.99)($11.00 -$14.99) ($15.00 - $19.99) ($20.00 - $24.99)(>$25.00) VWE FOCUS PRICE POINTS ValuePremiumLuxury Note: Represents off-premise sales, which have benefitted during the COVID time period. Nielsen Total US MULO + AOC for the 52 week period ending 10/31/2020. Per January 2021 Wine Business Monthly.

Emerging Momentum in Private Label and Direct-to-Consumer Sales Channels The U.S. wine industry has experienced significant tailwinds outside of the traditional wholesale channel Outsized Growth in Private Label ChannelSecular Shift to Direct-to-Consumer Accelerated Due to COVID (Private Label Sales)(1)(2020 YTD YoY Volume Growth)(2) 24% CAGR $137 $165 30% 45%44% 40% 41% 32% 33% $86 $99 24% 19% 17% 4% 2016201720182019 (1%) Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Note: US$ in mm. Nielsen Total U.S. xAOC. Sovos / ShipCompliant January 2021 report.

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Select Private Label Customers

Favorable Industry Dynamics for a Consolidator Large participants with access to capital are poised to take advantage of the coming period of increased wine industry consolidation as small and mid-size wineries come under intense pressure from a convergence of a number of sector dynamics HIGHLY-FRAGMENTED $45B+ WINE INDUSTRY MASSIVE DISTRIBUTOR CONSOLIDATION RAPIDLY CONSOLIDATING RETAIL CHANNEL Winery Market Share(1)Distributor Market Share(2)Top-10 Grocery Market Share(3) 55%+ Combined Market Share 26% 28% Other 39% 32% = 10% 16% 9% 9%20% 1% 1% 2% 2% 2% 5% 3% 4% WBM Top-50 U.S. Wineries as of February 2021. Shanken’s Impact Newsletter. Statista.

Selected Acquisition Case Studies Expected Close Q3 FY 2021(3) Calculated as Gross Profit 3 years after acquisition / Purchase Price. (2) Calculated as Gross Profit 3 years after acquisition / Purchase Price net of real property and inventory costs. (3) Common shareholders to VWE acquired minority stake in Kunde and VWE acquired management contract in 2010.

Robust Acquisition Process & Pipeline M&A Funnel 10,000+ U.S. wineries 40-60 Deals reviewed per year c.4 LOIs sent per year Acquisition Criteria x Accretive to earnings x Complementary with our sales and distribution platform x Significant cost synergies x Under-invested brands with opportunities for incremental, material penetration Value Creation Strategy 2-3 Term Sheets signed per year SG&A Post Close Sales / Distribution Leverage >20 COGS Rationalization Deals closed since 2010 At Close EBITDA $$ Improvements Source: BW166 LLC. $250m+ of M&A transaction value VALUABLE TARGET WITH ASSET VALUE PROTECTION WITH AN ATTRACTIVE ROE AS A RESULT OF DEBT FINANCING

Financial Overview

Compelling Financial Profile and Diversified Revenue Base Net Revenue by Segment(1)Case Volume by Price Point(1,2)Case Volume by Category(1) B2B 29% Wholesale 41% <$10 1% $20+ 20% Spirits 13% Direct to Consumer 30% $10 - $19.99 79% Wine 87% +40% Net Revenue Growth Through the Recession $250 $200 $150 $100 $50 $0 CY 2010AFY 2020A (3) Net RevenueAdj. EBITDA Note: Fiscal year end changed from December 31 to June 30 starting in FY 2020. (1) Sales contribution as a % of total FY 2020A net sales excluding Other / Non-Allocable revenue of $5mm. (2) Excludes B2B Segment. (3) Reflects adjustment from FY ending December 31 to FY ending June 30.

Continued Robust Growth and Profitability Expansion Volume(1) (in ‘000s 9L cases) StandaloneAcquisitions Net Revenue ($ in mm) StandaloneAcquisitions 1,643 1,980 2,389 2,688 $190 $220 $265 $308 2,1112,240 $239$257 (2) FY 2020AFY 2021E PFFY 2022EFY 2023E (2) FY 2020AFY 2021E PFFY 2022EFY 2023E Gross Profit ($ in mm) StandaloneAcquisitions Adj. EBITDA ($ in mm) StandaloneAcquisitions $72 $91 $115 $139 $28 $46 $63 $80 $102$111 $54$60 FY 2020AFY 2021E PF(2) Gross Profit Margin (%) FY 2022EFY 2023E FY 2020AFY 2021E PF (2) Adj. EBITDA Margin (%) FY 2022EFY 2023E 37.7%41.4%43.4%45.1% 14.5%21.0%23.8%25.9% Source: Company Projections. Note: Fiscal Year ending June 30. CAGRs and margins include acquisitions. The net revenue and gross profit reflect the FY20 audited financials and differ from the figures shown in the presentation filed February 4, 2021. The difference relates to a technical change in accounting treatment for certain commissions between SG&A and net revenue and one-off costs that impacted COGS related to a write down of smoke tainted wines. The contra accounting changes have no impact on adjusted EBITDA or net income. Additional information on the audited financials is included in the S-4. (1) Includes DTC, Wholesale and Private label. Excludes custom crush and production services. (2) Pro forma for the full year financial contribution of Kunde.

VWE Continues to Deliver Strong YoY Growth in Recent Results Net Revenue ($ in mm) $117 $103 Six Months Ended December 31, 2019Six Months Ended December 31, 2020 Adjusted EBITDA ($ in mm) $20 $14 Six Months Ended December 31, 2019Six Months Ended December 31, 2020

Recent Capital Investments will Support Future Growth Capital expenditures have been at an elevated level in recent years, and as projects near completion the business is now primed to rapidly scale margins with modest platform investments required going forward Major Capex Projects Warehouse Expansion Anticipated Margin Expansion > 1,000bps 25% - 30% 21% 16% High Speed Bottling Line $45mm in Capital Expenditures to increase capacity from 7mm cases to 15mm cases / year Completion Date: Q4 FY 2021 Operating efficiencies and warehouse consolidations will increase EBITDA contribution significantly Highly scalable investment also drives down future COGS (1) CY 2015AFY 2021E PFMedium Term Financial Target Platform investment will lead to target FCF conversion of >75% Reduction in leased space & third party storage Reduction in transportation cost Energy cost savings Increased storage and handling revenue Increased bottling margin Dry goods savings OEE (Overall Equipment Effectiveness) Improvements Pro forma for the full year financial contribution of Kunde.

Significant Balance Sheet Flexibility Strong asset base provides access to extremely low cost of capital and can be monetized for cash flow generation Substantial Asset Value Asset Value Estate Wineries & Equipment (Appraised) c.$190mm Inventory (Book Value) c.$200mm Tasting Rooms & Other (Estimated) c.$10mm Total c.$400mm Robust Commercial Bank Support Numerous Real Estate Monetization Options Significantly Greater Debt Capacity to Fuel Growth Post Combination Financial Flexibility Upon Transaction with BCAC, VWE Will Have Capacity for $1bn+ of Acquisitions

Compelling Financial Metrics Today & in the Future Projected FY 2021E Medium Term Financial Targets(1) Annualized Growth Net Revenue Gross Margin Adj. EBITDA Margin 20%+ since inception $200mm+ c.40% c.20% 20%+ $450mm+ 45%+ 25-30% (1) Includes acquisitions.

Comparable Companies Universe U.S. Growth AlcoholHigh Growth, Consumer Captains and Consolidators

Operational Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FY 2021E – FY 2022E Revenue Growth 30.0% 20.7% Median: 6.3% 17.3% 11.8%9.9%8.7% Median: 9.9% 8.9% 6.5%6.1%5.5% 2.6% (1) (2)(3) FY 2021E – FY 2022E EBITDA Growth 36.7% 17.2% 42.1% Median: 11.4% 12.4%10.3%7.1% 28.4% Median: 10.9% 11.1%10.9%10.5%7.1% (1) (2)(3) FY 2022E EBITDA Margin 39.4%34.9% 23.8% 22.6% Median: 29.2% 23.6% 21.7% 36.5% 26.2% Median: 19.7% 19.7%19.2%16.4% (1) (2)(3) Source: Company filings and Factset. Market date as of March 10, 2021. Note: Peer financials adjusted to VWE FY ending June. (1) Pro forma for the full year financial contribution of Kunde. (2) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (3) Pro forma for acquisition of Truco Enterprises.

Valuation Benchmarking Denotes metrics including acquisitions U.S. Growth Alcohol High Growth, Consumer Captains and Consolidators FV / FY 2022E EBITDA 12.8x15.6x 11.8x14.2x 28.5x x18.5x Median: 20.9x 15.1x 32.9x Median: 22.8x 23.1x22.8x20.3x17.8x @$10 / Share @$12 / Share (2) FV / CY 2022E EBITDA (8)(8) 12.5x15.2x27.4x20.7x17.3x14.5x30.2x21.9x21.8x19.7x16.9x P / FY 2022E EPS 21.2x25.9x 17.8x21.7x 41.0x37.8x31.1x Median: 34.4x 20.5x 45.0x39.8x Median: 31.4x x28.9x27.8x @$10 / Share @$12 / Share (2) P / CY 2022E EPS (8)(8) 20.5x25.0x36.2x36.2x30.5x19.2x40.8x35.4x29.8x27.3x25.2x FY 2022E PEG(3) 8.5x Median: 2.1x Median: 2.6x (5) (5) (5) (5) 3.3x 0.9x0.6x 3.3x3.0x2.6x 1.3x1.1x (6) 0.1x 0.1x 0.1x 0.1x @$10 / Share @$12 / Share (1) (2) CY 2022E PEG(4) (8) 0.1x (8) 0.1x 4.6xNM(7) 0.9x1.8x1.2x4.4x1.0x1.6x1.0x Source: Company filings and Factset. Market date as of March 10, 2021. Note: Peer financials adjusted to VWE FY ending June where applicable. (1) Pro forma for divestiture of value W&S portfolio, Nobilo Wines and Paul Masson Brandy. (2) Pro forma for acquisition of Truco Enterprises, refinancing and warrants redemption. (3) Calculated as (P / FY 2022E EPS) / (FY ’20A-’22E EPS CAGR). (4) Calculated as (P / CY 2022E EPS) / (CY ’20E-‘22E EPS CAGR). (5) VWE PEG assumes normalized FY 2020A – FY 2022E Net Income CAGR assuming fixed interest expense and tax rate. (6) Calculated as (P / FY 2022E EPS) / (FY ’21E-’22E EPS Growth) due to lack of FY’20A EPS information. (7) NM due to negative CY’20E-22E EPS CAGR. (8) Excludes acquisitions.

VWE is a Unique and Compelling Public Market Opportunity 12 Consistent, Long Term Track Record of Delivering High Growth: 20%+ Net Revenue and Adj. EBITDA CAGR Since 2010 With its Track Record, Scale, Strong Balance Sheet and Operating Cash Flow Generation, VWE is Well Positioned to Continue to Drive Significant Growth, Both Organically and Through Acquisitions 34 Enduring Business Model and Industry, Balanced Distribution Mix and Highly Experienced Management Team Attractive Valuation Multiple Relative to Public Comparable Companies, Implying Significant Share Price Upside

VWE Investment Highlights VWE operates in a large, growing market and focuses on the industry’s highest growth categories Proven and successful business model with diversified capabilities across channels Highly attractive financial profile with strong historical growth 3 Well-invested business, significant asset base and strong balance sheet Experienced management team with best-in-class oversight from BCAC

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VWE Will Be a Highly Differentiated Wine Company (1) ExchangeNasdaq & Toronto Stock ExchangeAustralian Securities Exchange Geographical Revenue Breakdown International 1% North America 99% ANZ 22% EMEA 14% (4) Americas 41% Increased currency / FX risk due to geographic mix Premium Wine Portfolio US$10+ Price Point / A$10+ Price Point Revenue Growth FY 2018A – FY 2022E EBITDA Growth FY 2018A – FY 2022E Gross Margin(2) FY 2021E EBITDA Margin(2) FY 2021E Asia 23% 99%71% 11.0%(0.9%) 24.4%(0.7%) 41.4%40.6% 21.0%25.2% EBITDA Multiple(3) FY 2022E 11.8x(5) / 12.8x15.2x Including Acquisitions / Excluding Acquisitions Source: Company filings and Factset. Market date as of March 10, 2021. Note: Fiscal year ended June 30 for VWE and TWE. VWE adjustment from FY ending December 31 to FY ending June 30 in 2020. (1) Includes acquisitions unless otherwise noted. (2) Pro forma for the full year financial contribution of Kunde.(3) Assumes $10 share price. (4) Based on FY 2020 annual report; ANZ stands for Australia & New Zealand. (5) Assumes estimated consideration for acquisitions of $55mm.